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                                 UNION ELECTRIC
                              1901CHOUTEAU AVENUE
                             POST OFFICE BOX 66149
                        ST. LOUIS, MISSOURI  63166-6149
                                 (314) 621-3222


                               December 31, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

ATTN:  Document Control - EDGAR


 (1)  Re:       Union Electric Company
                Form S-3 Registration Statement
                (Dividend Reinvestment and Stock Purchase Plan)
                Reg. No. 2-96198

 (2)  Re:       Union Electric Company
                Form S-8 Registration Statement
                (Tax Reduction Act Stock Ownership Plan)
                Reg. No. 2-64291

 (3)  Re:       Union Electric Company
                Form S-8 Registration Statement
                (Employee Stock Ownership Plan)
                Reg. No. 2-90959

 (4)  Re:       Union Electric Company
                Form S-8 Registration Statement
                (Savings Investment Plan for Management Employees)
                Reg. No. 33-31638

 (5)  Re:       Union Electric Company
                Form S-8 Registration Statement
                (Savings Investment Plan For Contract Employees)
                Reg. No. 33-32971

 (6)  Re:       Union Electric Company
                Form S-8 Registration Statement
                (Savings Investment Plan)
                Reg. No. 33-60330)


 (7)  Re:       Union Electric Company
                Form S-8 Registration Statement
                (Long-Term Incentive Plan of 1995)
                Reg. No. 33-64359


Ladies and Gentlemen:

        Pursuant to mergers to be effective on the date of this letter (the "Mergers"), Union Electric Company will become a wholly-owned subsidiary of Ameren Corporation. The Mergers are described in the Form S-4 Registration Statement of Ameren Corporation filed with the Securities and Exchange Commission on November 13, 1995 (Reg. No. 33-64165) and in the Current Report on Form 8-K of Ameren Corporation to be filed following the Mergers. Following the Mergers, the securities offered under the above-described Plans will consist of Common Stock of Ameren Corporation and related Plan interests, and Common Stock of Union Electric Company will no longer be offered under such Plans. The securities to be offered under such Plans will be registered under the Securities Act of 1933 on the applicable forms by Ameren Corporation immediately following the Mergers.

        Accordingly, pursuant to Rule 477 under the Securities Act of 1933, Union Electric Company hereby applies for the withdrawal of the above-captioned Registration Statements.

                                                Very truly yours,

                                                UNION ELECTRIC COMPANY



                                                By:       James C. Thompson
                                                       ---------------------
                                                Its       Secretary